82-34626

WILLKIE FARR & GALLAGHER

1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

03007026

SUPPL

RECD S.E.C.
FEB 26 2003
1086

February 26, 2003

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-5239

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of (i) the press release, dated February 13, 2003, of the Company announcing the Company's revenues for the year ended December 31, 2002, and (ii) the press release, dated February 24, 2003, of the Company announcing the Company's acquisition of the Istres private hospital.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

Very truly yours,

Stuart R. Goldfarb /S.K.S.

Stuart R. Goldfarb

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

3/3

Enclosure

cc: Robert Marion
Laurent Faugérolas

GÉNÉRALE DE • SANTÉ

PRESS RELEASE
Paris, February 24, 2003

WITH THE ACQUISITION OF THE ISTRES PRIVATE HOSPITAL, GENERALE DE SANTE IS PURSUING ITS EXTERNAL GROWTH PROGRAMME AND REINFORCING ITS HEALTHCARE NETWORK IN PROVENCE

Under the terms of the agreement signed on 13 February 2003, Générale de Santé is acquiring the Istres private hospital.

The Istres private hospital has 175 beds and places and offers a comprehensive range of healthcare services. With nine out-patient units, a surgery department, a medical unit and obstetric unit, the Istres private hospital is also equipped with a resuscitation unit and an intensive care unit. It thus handles serious illnesses. Moreover, since July 2001, the Istres hospital is officially recognised as a local emergency unit (UPATOU).

The Istres private hospital treats more than 8,100 patients a year, with cases breaking down as follows: 2,500 in surgery, 2,700 as out-patients, 2,000 in the medical unit and 900 in obstetrics, not to mention the 11,200 patients treated in the emergency unit.

The Istres private hospital has 189 employees, and 60 independent practitioners. In 2002, its turnover amounted to €9.76 million.

For Générale de Santé, the main objectives of this new acquisition are to centralise in that establishment the surgical activity of the Clinic of La Crau, located near Istres in the town of Miramas and to complete the group's healthcare network in Provence Alpes Côte d'Azur.

The transfer of that establishment's 34 surgery beds will increase the Istres hospital's surgical patient handling capacity, while the Clinic of Crau will be able to concentrate on after-care and convalescence. The complementarity between these two nearby establishments will therefore be reinforced for the great benefit of patients. Furthermore, since the town of Istres has no public hospital, this project will provide the population of this area with a better healthcare service.

This project involves carrying out a certain amount of work at the Istres private hospital, in order to prepare the establishment for its increased surgical activity: building of two additional operating rooms; modernising of the entire operating block; moving of the out-patient unit; doubling of the establishment's private room capacity; renovation of the entire maternity ward (obstetric unit and hospitalisation service).

GÉNÉRALE DE • SANTÉ

This work will require an investment between €4.57 million and €6.10 million for the two establishments (Istres and Miramas) and should spread over two years. At the end of this period, the objective is to reach a global turnover of €15.25 million for both establishments combined.

This acquisition is also enabling Générale de Santé to complete and reinforce its healthcare network in Provence Alpes Côte d'Azur, which is backed by two major Marseilles establishments, the Clairval and Beauregard hospitals.

Générale de Santé is present in all major healthcare segments: healthcare activities focusing on Medecine-Surgery-Obstetrics, as well as psychiatry, after-care, rehabilitation, cancer treatment/radiation therapy, diagnostic activities, the medico-social sector and service activities. Générale de Santé has more than 16,000 employees and 4,000 independent practitioners. It comprises 175 establishments, 152 of which are in France, with a total of 17,269 beds and places. In 2001, Générale de Santé treated more than a million patients.
Générale de Santé is part of the Midcac index.

Contacts

Générale de Santé
Loïc Ricour : + 33 1 53 23 17 15
l.ricour@gsante.fr
Internet : www.generale-de-sante.fr

Investor Relations
Anne Guimard (FINEO)
Tél. + 33 1 56 33 32 31 / +33 1 53 23 17 18
generale-de-sante@fineo.com

GÉNÉRALE DE • SANTÉ

PRESS RELEASE
Paris, February 13, 2003

2002 REVENUES : + 18.2%

Strong progress in organic growth

Confirmation of 2002 earnings forecast

Decrease in working capital requirements and net debt in the second half 2002

Générale de Santé, the leading private hospital network in France and in Europe, recorded revenues of 1,152.9 million euros for the year ended December 31, 2002, compared to 975.2 million euros in 2001.

Above the Group's initial target of + 15%, this 18.2% increase is split as follows:

	In million euros	**% Change compared to 2001**
Organic growth	82.4	8.4%
External growth (Acquisitions)	111.2	11.4%
Disposals	-15.9	-1.6%
Total change	**+177.7**	**+18.2%**

Segment analysis

Revenues	**2002**	**2001**	**Change compared to 2001**	
	M euros	M euros	M euros	%
Hospital Care				
Organic growth			66.9	8.2%
External growth (acquisitions net of disposals)			82.8	10.1%
Impact of exchange rates - South America			-2.9	-0.4%
	967.0	**820.2**	**146.8**	**17.9%**
Nursing Homes				
Organic growth			15.0	14.5%
External growth (acquisitions)			12.5	12.0%
	131.2	**103.7**	**27.5**	**26.5%**
Others - 100% Organic growth	**54.7**	**51.3**	**3.4**	**6.6%**

GÉNÉRALE DE • SANTÉ

Organic growth

The Group enjoyed a strong 8.4% organic growth, above its forecasts.

For hospital care, the organic growth is 8.2% and is split between:

- a 4% volume increase
- and a positive 4% price effect.

For Nursing Homes, organic growth is explained by the greater medicalisation of services leading to increases in tariffs (tripartite agreements signed between the establishment, the Conseil Général, and Social Security).

The 2002 "Guigou envelopes" will be permanently incorporated in the tariff increases from 2003.

In line with the progress already registered in 2001 (+6%), organic growth continued at a steady pace. This comforts Générale de Santé's strategy which is to create poles of excellence and establishments of reference which can generate organic growth through the development of the group brand.

External growth

The external growth program was actively pursued in 2002, for a total financial investment of about 53 million euros. The establishments newly integrated into the Group network in France and Italy, should generate revenues of about 127 million euros in 2003 (see appendix).

Confirmation of forecast earnings and decrease in working capital and net debt in the second half 2002.

Générale de Santé confirms the earnings forecasts announced on the occasion of the first half 2002 earnings presentation. The 2002 EBITDA should exceed 140 million euros, up 10% compared to 2001 (128 million euros).

During the second half 2002, the Group successfully achieved the disposal of Antony's private hospital real estate. Furthermore, it was able to reduce its working capital requirement more than was anticipated last September.

Full 2002 earnings will be released on Monday 17, March 2003, after the Paris Euronext close. The analysts presentation will take place the next day in Paris.

FILE NO. 82-5239

GÉNÉRALE DE • SANTÉ

Appendix: list of acquisitions by Générale de Santé in 2002 :

Announced in 2001:

« HP Beauregard » (Marseille)

Announced on June 7, 2002:

In France :

- « Clinique de l'Appareil Locomoteur et du Sport », a leading clinic in orthopedic surgery, (Paris)
- « Clinique Kerlena », functional rehabilitation centre (Roscoff, Brittany)
- « Clinique Esthétique de Paris Spontini », cosmetic surgery clinic (Paris)

In Italy :

- « Centre Cardinal Ferrari » (Parme)
- « Centre San Nicolò », (Côme)
- Full management of the public hospital of Omegna (North Piémont)

In the 2nd half, 2002 :

- « Imagerie de la Résidence du Parc » (Marseille)
- « Les Fauvettes », rehabilitation centre (Châtillon sous Bagneux, Hauts de Seine)
- « Laboratoire Vaugirard », (Paris)
- Four Nursing Homes: « Les Jardins d'Erquy » (Bretagne), « les Symphoniales » (Bordeaux), « Tiers Temps Toulouse », « Domus Vivendi Rhône» (Lyon)
- Minority interests in SIMBB, medical imagery of the « Clinique du Bois Bernard » (Pas de Calais region) and in the "Clinique de St Amé" (Douai) have been brought to majority.

Listed on the "Premier Marché" of Euronext Paris since June 2001 (Euroclear Code: 4447), Générale de Santé is the largest Group in Europe and the market leader in France in the private hospital sector with a market share of about 11%. Abroad, the Group is active in Canada, Italy, Portugal and Switzerland.

With 168 establishments in the world in 2001, Générale de Santé is the leading European Group providing medical healthcare and services: Acute care (General Medicine – Surgery – Obstetrics), Psychiatry, Post acute Care and Rehabilitation, Oncology – Radiotherapy, Diagnostic and Home Healthcare, Nursing homes and Services (cleaning and hotel services, televisions, telephones and catering). In France, Générale de Santé is composed of a unique network of 149 establishments, welcoming all patients from birth to old age in all regions with more than 17,200 hospital beds and dialysis places. In 2001, the 16,000 employees and the 3,800 doctors of the Group serviced over one million patients.

Générale de Santé is part of the Midcac index.

Contacts

Générale de Santé
Loïc Ricour : + 33 1 53 23 17 15
l.ricour@gsante.fr
Internet : www.generale-de-sante.fr

Investor Relations
Anne Guimard (FINEO)
Tél. + 33 1 56 33 32 31 / +33 1 53 23 17 18
generale-de-sante@fineo.com